Virgin Group Acquisition Corp. III
65 Bleecker Street, 6th Floor

New York, NY 10012

July 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Howell

Re:	Virgin Group Acquisition Corp. III (CIK0001848004) Registration Statement on Form S-1

Dear Ms. Howell,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Virgin Group Acquisition Corp. III (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-254048) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on March 9, 2021.

The Company is considering other alternatives and has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322.

Sincerely,

VIRGIN GROUP ACQUISITION CORP. III

/s/ Harold Brunink
Name: Harold Brunink
Title: Assistant Secretary

cc: Derek J. Dostal, Davis Polk & Wardwell LLP